Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 22, 2021

Bloomberg Technology - TV Shows

SPAC Deal for Digital Freight Start Up

September 21, 2021

Transcript

Emily Chang, Bloomberg Technology

Give us the big picture. Obviously, we know the pandemic snarled the supply chain, a lot of us couldn't get what we wanted and needed… what are the problems that exist right now?

Lily Shen, CEO of Transfix

Absolutely. So, we're still continuing to see demand peaks, you know, we're seeing capacity shortages, there's labor congestion, and facility congestion as well. You know this is one of the big reasons why customers and carriers really work with Transfix, you know, we've built a platform that's really enabled customers and carriers to be able to navigate all market conditions, quite frankly, and that's really led to the growth and the growth of our business.

Emily Chang, Bloomberg Technology

So, talk to us about how Transfix steps in. You are working to smooth out some of the kinks in the chain-how does the technology work?

Lily Shen, CEO of Transfix

Absolutely. We connect some of the largest shippers in the world with carriers across the country. We work with companies such as Target, Unilever, and Wayfair, and we've built an incredibly strong and growing community of carriers, and 93% of the carriers on our platform continue to come back and use Transfix. Our technology has enabled us to be able to provide customers with easier access and far more reliable capacity, and at the same time being able to provide carriers with access to the loads that they're looking for. That's going to be good for them, as well as their drivers.

Emily Chang, Bloomberg Technology

Why SPAC, why now?

Lily Shen, CEO of Transfix

It's a great question. This is the time. We have incredible momentum in the business, we have been able to prove every single year that we have grown the business with new customers, growing customers, a carrier base, and increased improvements in our automation. We have an incredible partner with G Squared Ascend I, they've been investors in Transfix since 2019. They've invested in companies such as Airbnb, Spotify, and Coursera and are deeply and broadly familiar with the space. And as you know Emily, there is a lot going on in supply chain, there's a lot of challenges in supply chain and now is the time for digitalization. So much still continues to be done manually, across, across the entire ecosystem. And every party involved in the supply chain continues to do things incredibly manually and the need for technology and data digitalization is now, and we've really built the technology platform and software offerings that’s making it easier for shippers and carriers alike.

Emily Chang, Bloomberg Technology

We're heading into the holiday season and peak shipping times, what are you expecting over the next few months? Where are the pain points going to continue to be?

Lily Shen, CEO of Transfix

Yeah, I mean, you know, we expect for the demand kick to continue. And, you know, our goal is to really be there simply for customers. We expect more volatility, and, you know we have proven time and time again that we have been there at the right time, at the right moment. We've worked with one of the largest global consumer brands where, you know, they were actually seeing a lot of facility congestions, and we were able, through our technology to provide pop-up fleets for them instantaneously that really helped them with this pain point. You know, over, over the course of the last year we've also worked one of them with one of the high growth fitness brands. And in the midst of COVID and, you know, and even moving forward, helping them with some of the peak demand that they were seeing in the market as well.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.